FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2009

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On February 3, 2009, the registrant announced Jazz Semiconductor named 2008 foundry supplier of the year by skyworks solutions. Attached please find the press release.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2009	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Jazz Company Contact:	Jazz Media Contact:
Melinda Jarrell	Lauri Julian
949/435-8181	949/715-3049
melinda.jarrell@jazzsemi.com	lauri.julian@jazzsemi.com

JAZZ SEMICONDUCTOR NAMED 2008 FOUNDRY SUPPLIER OF THE YEAR BY
SKYWORKS SOLUTIONS

MIGDAL HAEMEK, Israel, and NEWPORT BEACH, Calif., February 3, 2009 – Tower Semiconductor, Ltd. (NASDAQ: TSEM, TASE: TSEM), and its fully owned U.S. subsidiary Jazz Semiconductor, Inc., a leader in Analog-Intensive Mixed-Signal (AIMS) foundry solutions, announced today that Jazz has received the 2008 Foundry Supplier of the Year Award from Skyworks Solutions, Inc. (NASDAQ:SWKS), an innovator of high performance analog and mixed signal semiconductors enabling mobile connectivity.

Skyworks selected Jazz as Foundry Supplier of the Year for improved cycle times and quality, technology innovation enabling key initiatives, strong customer support and improved alignment on business strategies. Skyworks recognized Jazz’s dedication to providing process technologies and design enablement capabilities to meet critical time-to-market demands quickly and cost-effectively. Skyworks has collaborated with Jazz to leverage its specialty process offerings from 0.5um mixed-signal CMOS and 0.35um BiCMOS to highly integrated solutions enabled by advanced SiGe and RF nodes to develop several Skyworks products such as transmit/receive modules, power amplifier controllers, switch controllers, linear devices, and wireless LAN solutions.

“We congratulate Jazz on their proven commitment over the past year in providing Skyworks with excellent service and support. This award also recognizes Jazz’s technology leadership and superior design enablement services, which have allowed Skyworks to deliver its complex, innovative products to the market quickly,” said Bruce J. Freyman, Vice President, Worldwide Operations for Skyworks.

“We are honored to be recognized by Skyworks for improving our support of their business this past year,” said Chuck Fox, Senior Vice President of Worldwide Sales and Corporate Marketing for Tower and Jazz Semiconductor. “This award is a significant milestone in our expanding relationship and clearly illustrates the dedication and commitment of our team to delivering quality manufacturing services and excellent customer support in this challenging marketing environment.”

About Tower Semiconductor, Ltd. and Jazz Semiconductor, Inc.
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) is a pure-play independent specialty wafer foundry and its fully owned U.S. subsidiary Jazz Semiconductor, Inc., is a leader in Analog-Intensive Mixed-Signal (AIMS) foundry solutions. Tower and Jazz manufacture integrated circuits with geometries ranging from 1.0 to 0.13-micron and provide complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal and RF CMOS, Power Management, CMOS image-sensor, non-volatile memory technologies and Flash MTP and OTP solutions.  Jazz’s comprehensive process portfolio of modular AIMS technologies includes RFCMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. To provide world-class customer service, Tower maintains two manufacturing facilities in Israel; Jazz maintains a fab in the U.S. and additional manufacturing capacity in China through partnerships with ASMC and HHNEC. For more information, please visit www.towersemi.com and www.jazzsemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties.  Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s and Jazz’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.